FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Argent Securities Inc.</u>	<u>0001239602</u>
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>**Form 8-K, November 24, 2003, Series 2003-W8**</u>	<u>**333-109164**</u>

Name of Person Filing the Document
(If Other than the Registrant)

03039278

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 24, 2003

ARGENT SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Excess Spread

Period	Paydate	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	1/25/2004	213	213	1.12	1.24
2	#NAME?	504	494	1.22	1.30
3	#NAME?	515	510	1.18	1.36
4	#NAME?	503	487	1.28	1.44
5	#NAME?	508	490	1.30	1.53
6	#NAME?	501	479	1.34	1.64
7	#NAME?	507	476	1.43	1.75
8	#NAME?	500	453	1.59	1.88
9	#NAME?	499	446	1.65	2.01
10	#NAME?	505	439	1.80	2.15
11	#NAME?	498	412	1.98	2.28
12	#NAME?	503	416	2.02	2.39
13	#NAME?	496	385	2.23	2.52
14	#NAME?	496	374	2.34	2.63
15	#NAME?	513	392	2.46	2.74
16	#NAME?	494	350	2.57	2.86
17	#NAME?	499	350	2.67	2.96
18	#NAME?	492	327	2.78	3.06
19	#NAME?	497	328	2.88	3.17
20	#NAME?	490	305	2.99	3.27
21	#NAME?	489	294	3.10	3.36
22	#NAME?	495	295	3.21	3.46
23	#NAME?	490	333	3.31	3.54
24	#NAME?	498	345	3.42	3.63
25	#NAME?	491	327	3.45	3.72
26	#NAME?	492	341	3.55	3.81
27	#NAME?	510	374	3.65	3.91
28	#NAME?	489	321	3.74	4.01
29	#NAME?	495	352	3.83	4.10
30	#NAME?	487	331	3.93	4.19
31	#NAME?	492	337	4.02	4.28
32	#NAME?	485	323	4.11	4.34
33	#NAME?	483	313	4.20	4.41
34	#NAME?	489	320	4.29	4.47
35	#NAME?	481	308	4.38	4.52
36	#NAME?	490	342	4.47	4.58
37	#NAME?	482	331	4.39	4.63
38	#NAME?	485	335	4.47	4.70
39	#NAME?	507	383	4.55	4.78
40	#NAME?	490	325	4.62	4.85
41	#NAME?	497	347	4.70	4.93
42	#NAME?	490	335	4.77	5.01
43	#NAME?	497	346	4.84	5.07
44	#NAME?	491	330	4.91	5.10
45	#NAME?	491	322	4.98	5.12
46	#NAME?	497	333	5.06	5.14
47	#NAME?	490	315	5.13	5.16
48	#NAME?	497	340	5.20	5.17
49	#NAME?	490	340	4.99	5.19
50	#NAME?	490	338	5.05	5.25

Period	Paydate	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
51	#NAME?	503	370	5.11	5.30
52	#NAME?	490	326	5.16	5.36
53	#NAME?	496	345	5.22	5.41
54	#NAME?	490	327	5.27	5.46
55	#NAME?	496	340	5.32	5.52
56	#NAME?	490	321	5.38	5.52
57	#NAME?	490	315	5.43	5.53
58	#NAME?	496	329	5.48	5.53
59	#NAME?	489	309	5.53	5.53
60	#NAME?	496	325	5.58	5.53
61	#NAME?	489	325	5.37	5.53
62	#NAME?	489	320	5.41	5.57
63	#NAME?	508	376	5.45	5.61
64	#NAME?	489	312	5.48	5.65
65	#NAME?	495	330	5.52	5.69
66	#NAME?	489	308	5.56	5.73
67	#NAME?	495	323	5.60	5.76
68	#NAME?	489	303	5.64	5.77
69	#NAME?	488	299	5.68	5.77
70	#NAME?	495	314	5.72	5.77
71	#NAME?	488	294	5.75	5.76
72	#NAME?	495	310	5.78	5.76
73	#NAME?	488	306	5.61	5.75
74	#NAME?	488	302	5.64	5.78
75	#NAME?	507	359	5.67	5.81
76	#NAME?	488	295	5.70	5.84
77	#NAME?	494	313	5.73	5.87
78	#NAME?	488	292	5.76	5.90
79	#NAME?	494	308	5.78	5.92
80	#NAME?	488	288	5.81	5.93
81	#NAME?	487	285	5.84	5.94
82	#NAME?	494	301	5.86	5.95
83	#NAME?	487	281	5.89	5.95
84	#NAME?	494	299	5.91	5.96
85	#NAME?	487	285	5.84	5.96
86	#NAME?	487	283	5.86	5.99
87	#NAME?	506	342	5.88	6.01
88	#NAME?	487	278	5.90	6.03
89	#NAME?	493	296	5.92	6.05
90	#NAME?	487	276	5.94	6.07
91	#NAME?	493	292	5.96	6.09
84	#NAME?	486	272	5.98	6.10
85	#NAME?	486	269	6.00	6.10
86	#NAME?	493	287	6.02	6.11
87	#NAME?	486	266	6.04	6.11
88	#NAME?	493	284	6.06	6.12
89	#NAME?	-	269	6.00	6.12

Run at the Pricing Speed

Transaction

Issuer	Argent Securities Inc.
Series	2003-W8
Collateral	$750 Million of Home Equity Mortgage Loans
Originator	Argent Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong"/ "RPS2"/ "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Floating	594,000,000	79.20%	20.80%	41.60%
M1	Aa2	AA	AA	Floating	50,625,000	6.75%	14.05%	28.10%
M2	A2	A	A	Floating	43,125,000	5.75%	8.30%	16.60%
M3	A3	A-	A-	Floating	11,250,000	1.50%	6.80%	13.60%
M4	Baa1	BBB+	BBB+	Floating	11,250,000	1.50%	5.30%	10.60%
M5	Baa2	BBB	BBB	Floating	11,250,000	1.50%	3.80%	7.60%
M6	Baa3	BBB-	NR	Floating	9,375,000	1.25%	2.55%	5.10%
OC	-	-	-	-	19,125,000	2.55%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.55% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 39.50% of the Credit Enhancement Percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.25%
January 2008 - December 2008	5.25%
January 2009 - December 2009	6.75%
January 2010 - December 2010	7.50%
January 2011 and afterwards	7.75%

Class M-2 Loss Coverage

	Fwd LIBOR		Fwd LIBOR + 150	
Prepay	**CDR Break**	**Cum Loss**	**CDR Break**	**Cum Loss**
Pricing	10.2%	15.1%	8.2%	12.6%
150% Pricing	12.4%	12.6%	10.4%	10.9%

55% loss severity
6 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

Banc of America Securities

Transaction

Issuer	Argent Securities Inc.
Series	2003-W8
Collateral	*$750 Million of Home Equity Mortgage Loans*
Originator	Argent Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong"/ "RPS2"/ "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Floating	594,000,000	79.20%	20.80%	41.60%
M1	Aa2	AA	AA	Floating	50,625,000	6.75%	14.05%	28.10%
M2	A2	A	A	Floating	43,125,000	5.75%	8.30%	16.60%
M3	A3	A-	A-	Floating	11,250,000	1.50%	6.80%	13.60%
M4	Baa1	BBB+	BBB+	Floating	11,250,000	1.50%	5.30%	10.60%
M5	Baa2	BBB	BBB	Floating	11,250,000	1.50%	3.80%	7.60%
M6	Baa3	BBB-	NR	Floating	9,375,000	1.25%	2.55%	5.10%
OC	-	-	-	-	19,125,000	2.55%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.55% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 39.50% of the Credit Enhancement Percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.25%
January 2008 - December 2008	5.25%
January 2009 - December 2009	6.75%
January 2010 - December 2010	7.50%
January 2011 and afterwards	7.75%

Loss Coverage

	Static LIBOR		Fwd LIBOR	
Class	CDR Break	Cum Loss	CDR Break	Cum Loss
M1	26.3%	20.7%	22.2%	18.8%
M2	17.1%	15.9%	13.3%	13.4%
M3	Not Offered			
M4	Not Offered			
M5	Not Offered			
M6	Not Offered			

40% loss severity
12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is first dollar of principal loss

Transaction

Issuer	Argent Securities Inc.
Series	2003-W8
Collateral	$750 Million of Home Equity Mortgage Loans
Originator	Argent Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong"/ "RPS2"/ "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Floating	594,000,000	79.20%	20.80%	41.60%
M1	Aa2	AA	AA	Floating	50,625,000	6.75%	14.05%	28.10%
M2	A2	A	A	Floating	43,125,000	5.75%	8.30%	16.60%
M3	A3	A-	A-	Floating	11,250,000	1.50%	6.80%	13.60%
M4	Baa1	BBB+	BBB+	Floating	11,250,000	1.50%	5.30%	10.60%
M5	Baa2	BBB	BBB	Floating	11,250,000	1.50%	3.80%	7.60%
M6	Baa3	BBB-	NR	Floating	9,375,000	1.25%	2.55%	5.10%
OC	-	-	-	-	19,125,000	2.55%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.55% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 39.50% of the Credit Enhancement Percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.25%
January 2008 - December 2008	5.25%
January 2009 - December 2009	6.75%
January 2010 - December 2010	7.50%
January 2011 and afterwards	7.75%

Class M-2 Loss Coverage

	Static LIBOR		Fwd LIBOR	
Prepay	CDR Break	Cum Loss	CDR Break	Cum Loss
50% Pricing	12.0%	23.6%	8.7%	19.5%
75% Pricing	12.6%	19.4%	9.4%	16.0%
Pricing	13.2%	16.6%	10.2%	13.8%

50% loss severity
12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

Transaction

Issuer	Argent Securities Inc.
Series	2003-W8
Collateral	$750 Million of Home Equity Mortgage Loans
Originator	Argent Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong"/ "RPS2"/ "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Floating	594,000,000	79.20%	20.80%	41.60%
M1	Aa2	AA	AA	Floating	50,625,000	6.75%	14.05%	28.10%
M2	A2	A	A	Floating	43,125,000	5.75%	8.30%	16.60%
M3	A3	A-	A-	Floating	11,250,000	1.50%	6.80%	13.60%
M4	Baa1	BBB+	BBB+	Floating	11,250,000	1.50%	5.30%	10.60%
M5	Baa2	BBB	BBB	Floating	11,250,000	1.50%	3.80%	7.60%
M6	Baa3	BBB-	NR	Floating	9,375,000	1.25%	2.55%	5.10%
OC	-	-	-	-	19,125,000	2.55%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 2.55% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 39.50% of the Credit Enhancement Percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.25%
January 2008 - December 2008	5.25%
January 2009 - December 2009	6.75%
January 2010 - December 2010	7.50%
January 2011 and afterwards	7.75%

Class M-2 Loss Coverage

Interest Rate Stresses

	LIBOR	WAL	CDR Break	Cum Loss	Coll Duration	DM
40% Severity	Fwd LIBOR	6.43	14.3%	11.9%	2.1	1.97
	Fwd LIBOR + 200	6.79	11.3%	9.8%	2.2	1.65
	Fwd LIBOR + 400	7.03	9.5%	8.4%	2.2	1.42

Severity Stresses

	Severity	WAL	CDR Break	Cum Loss	Coll Duration	DM
Fwd LIBOR	50%	6.77	11.1%	12.0%	2.2	1.94
	70%	7.18	7.7%	12.2%	2.2	1.84

Prepayment Stresses

	PPY	Severity	WAL	CDR Break	Cum Loss	Coll Duration	DM
Fwd LIBOR + 200	15 CPR	40%	14.28	8.7%	13.8%	3.5	1.90
	40 CPR	50%	6.09	11.4%	9.6%	1.7	1.94
	50 CPR	70%	4.84	9.7%	9.1%	1.4	1.90
Fwd LIBOR + 400	15 CPR	40%	16.44	5.2%	9.4%	3.7	1.47
	40 CPR	50%	6.25	9.9%	8.5%	1.7	1.89

Basis Risk Stress

	PPY	WAL	Cum Loss	Coll Duration	DM
Fwd LIBOR + 400 50% Severity 2.5% CDR	15CPR (fix) 35CPR (arm)	7.98	3.8%	2.6	0.72

12 month delay
Trigger Failing
Run to maturity
Run using given Prepay Curves
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

Transaction

Issuer	Argent Securities Inc.
Series	2003-W8
Collateral	$750 Million of Home Equity Mortgage Loans
Originator	Argent Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong"/ "RPS2"/ "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Floating	594,000,000	79.20%	20.80%	41.60%
M1	Aa2	AA	AA	Floating	50,625,000	6.75%	14.05%	28.10%
M2	A2	A	A	Floating	43,125,000	5.75%	8.30%	16.60%
M3	A3	A-	A-	Floating	11,250,000	1.50%	6.80%	13.60%
M4	Baa1	BBB+	BBB+	Floating	11,250,000	1.50%	5.30%	10.60%
M5	Baa2	BBB	BBB	Floating	11,250,000	1.50%	3.80%	7.60%
M6	Baa3	BBB-	NR	Floating	9,375,000	1.25%	2.55%	5.10%
OC	-	-	-	-	19,125,000	2.55%		

After the Stepdown Date the subordinates may receive principal payments

Overcollateralization is fully funded at 2.55% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 39.50% of the Credit Enhancement Percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
January 2007 - December 2007	3.25%
January 2008 - December 2008	5.25%
January 2009 - December 2009	6.75%
January 2010 - December 2010	7.50%
January 2011 and afterwards	7.75%

Loss Coverage

35% Severity

	Fwd LIBOR		Fwd LIBOR + 200bps	
Class	CDR Break	Cum Loss	CDR Break	Cum Loss
M1	31.4%	20.0%	24.2%	17.3%
M2	19.6%	15.2%	13.7%	12.0%

45% Severity

	Fwd LIBOR		Fwd LIBOR + 200bps	
Class	CDR Break	Cum Loss	CDR Break	Cum Loss
M1	22.2%	21.1%	17.0%	17.9%
M2	14.5%	16.0%	10.2%	12.4%

0 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is first dollar of principal loss

ARSI 2003-W8
Class A4 AFC

Banc of America Securities

Period	AFC (1)	AFC (2)	Period	AFC (1)	AFC (2)	Period	AFC (1)	AFC (2)	Period	AFC (1)	AFC (2)
1	-	-	69	6.51	8.05	137	6.62	7.15	205	6.38	6.53
2	6.57	9.26	70	6.72	8.29	138	6.41	6.91	206	6.38	6.53
3	7.02	9.27	71	6.51	8.00	139	6.62	7.13	207	7.06	7.22
4	6.57	9.29	72	6.72	8.24	140	6.41	6.89	208	6.38	6.52
5	6.79	9.29	73	6.50	7.95	141	6.41	6.89	209	6.59	6.73
6	6.56	9.31	74	6.50	7.93	142	6.62	7.11	210	6.38	6.51
7	6.78	9.31	75	7.19	8.75	143	6.40	6.87	211	6.59	6.73
8	6.56	9.32	76	6.49	7.88	144	6.62	7.09	212	6.38	6.51
9	6.56	9.33	77	6.71	8.12	145	6.40	6.85	213	6.37	6.51
10	6.77	9.34	78	6.49	7.84	146	6.40	6.84	214	6.59	6.72
11	6.55	9.36	79	6.70	8.08	147	6.84	7.30	215	6.37	6.50
12	6.77	9.35	80	6.49	7.80	148	6.40	6.82	216	6.59	6.72
13	6.55	9.37	81	6.48	7.77	149	6.61	7.04	217	6.37	6.50
14	6.55	9.38	82	6.70	8.01	150	6.40	6.81	218	6.37	6.49
15	7.25	9.35	83	6.48	7.73	151	6.61	7.03	219	7.06	7.19
16	6.55	9.39	84	6.70	7.97	152	6.40	6.79	220	6.37	6.49
17	6.76	9.38	85	6.48	7.69	153	6.40	6.79	221	6.59	6.70
18	6.54	9.40	86	6.48	7.67	154	6.61	7.00	222	6.37	6.49
19	6.76	9.39	87	7.17	8.47	155	6.40	6.77	223	6.59	6.70
20	6.54	9.41	88	6.47	7.63	156	6.61	6.99	224	6.37	6.48
21	6.54	9.41	89	6.69	7.87	157	6.39	6.76	225	6.37	6.48
22	6.75	9.40	90	6.47	7.59	158	6.39	6.75	226	6.59	6.69
23	6.57	9.32	91	6.68	7.83	159	7.08	7.47	227	6.37	6.47
24	6.80	9.28	92	6.46	7.55	160	6.39	6.74	228	6.59	6.69
25	6.58	9.31	93	6.46	7.54	161	6.60	6.95	229	6.37	6.47
26	6.59	9.26	94	6.68	7.77	162	6.39	6.72	230	6.37	6.47
27	7.30	9.18	95	6.46	7.50	163	6.60	6.94	231	7.06	7.16
28	6.59	9.25	96	6.67	7.73	164	6.39	6.71	232	6.37	6.47
29	6.80	9.16	97	6.46	7.46	165	6.39	6.70	233	6.59	6.68
30	6.58	9.17	98	6.46	7.45	166	6.60	6.92	234	6.37	6.46
31	6.80	9.13	99	6.90	7.94	167	6.39	6.69	235	6.59	6.68
32	6.58	9.14	100	6.45	7.41	168	6.60	6.91	236	6.37	6.46
33	6.57	9.13	101	6.67	7.64	169	6.39	6.68	237	6.37	6.46
34	6.79	9.09	102	6.45	7.38	170	6.39	6.67	238	6.59	6.67
35	6.57	9.05	103	6.66	7.61	171	7.07	7.38	239	6.37	6.45
36	6.80	8.93	104	6.45	7.34	172	6.39	6.66	240	6.59	6.67
37	6.58	8.96	105	6.44	7.33	173	6.60	6.88	241	6.37	6.45
38	6.59	8.91	106	6.66	7.56	174	6.39	6.65	242	6.37	6.45
39	7.29	8.75	107	6.44	7.30	175	6.60	6.87	243	6.81	6.89
40	6.58	8.88	108	6.66	7.53	176	6.38	6.64	244	6.37	6.45
41	6.80	8.74	109	6.44	7.27	177	6.38	6.64	245	6.58	6.66
42	6.58	8.72	110	6.44	7.25	178	6.60	6.85	246	6.37	6.44
43	6.79	8.66	111	7.13	8.01	179	6.38	6.63	247	6.58	6.66
44	6.57	8.64	112	6.44	7.22	180	6.60	6.84	248	6.37	6.44
45	6.57	8.61	113	6.65	7.45	181	6.38	6.62	249	6.37	6.44
46	6.78	8.57	114	6.43	7.19	182	6.38	6.61	250	6.58	6.65
47	6.56	8.51	115	6.65	7.42	183	7.07	7.32	251	6.37	6.44
48	6.78	8.64	116	6.43	7.17	184	6.38	6.60	252	6.58	6.65
49	6.56	8.44	117	6.43	7.15	185	6.59	6.82	253	6.37	6.43
50	6.55	8.40	118	6.64	7.38	186	6.38	6.60	254	6.37	6.43
51	7.00	8.95	119	6.43	7.13	187	6.59	6.81	255	7.05	7.12
52	6.55	8.34	120	6.64	7.35	188	6.38	6.59	256	6.37	6.43
53	6.77	8.60	121	6.42	7.10	189	6.38	6.58	257	6.58	6.64
54	6.54	8.35	122	6.42	7.09	190	6.59	6.80	258	6.37	6.43
55	6.76	8.60	123	7.11	7.84	191	6.38	6.58	259	6.58	6.64
56	6.54	8.31	124	6.42	7.06	192	6.59	6.79	260	6.37	6.43
57	6.54	8.29	125	6.63	7.29	193	6.38	6.57	261	6.37	6.43
58	6.75	8.54	126	6.42	7.04	194	6.38	6.56	262	6.58	6.64
59	6.53	8.23	127	6.63	7.26	195	6.82	7.01	263	6.37	6.42
60	6.75	8.53	128	6.42	7.02	196	6.38	6.56	264	6.58	6.64
61	6.53	8.23	129	6.42	7.01	197	6.59	6.77	265	6.37	6.42
62	6.53	8.22	130	6.63	7.23	198	6.38	6.55	266	6.37	6.42
63	7.22	9.07	131	6.41	6.99	199	6.59	6.77	267	7.05	7.11
64	6.52	8.17	132	6.63	7.21	200	6.38	6.54			
65	6.74	8.42	133	6.41	6.96	201	6.38	6.54			
66	6.52	8.12	134	6.41	6.95	202	6.59	6.76			
67	6.73	8.37	135	7.10	7.69	203	6.38	6.53			
68	6.51	8.07	136	6.41	6.93	204	6.59	6.75			

(1) Assumes 1mLIBOR and 6mLIBOR remain static at 1.12% and 1.24% respectively
(2) Assumes 1mLIBOR and 6mLIBOR increase to 20% in period 2 and proceeds are received from the cap
Fixed Rate Loans run at 75% of Pricing
Adjustable Rate Loans run at 125% of Pricing
Run to Maturity